Exhibit 99.1

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
c/o RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

April 24, 2009

Via E-MAIL, FACSIMILE AND FEDERAL EXPRESS

CPI Corp.
1706 Washington Ave.
St. Louis, Missouri 63103
Attn: David M. Meyer, Chairman of the Board

cc: Board of Directors

Re:	Nomination of Directors by Ramius Value and Opportunity Master Fund Ltd

Dear David:

Attached is a courtesy copy of the nomination letter (the “Nomination Letter”) from Ramius Value and Opportunity Master Fund Ltd (“Ramius”) nominating four individuals for election at the 2009 annual meeting of stockholders (the “Annual Meeting”) of CPI Corp. (“CPI” or the “Company”) in accordance with the Company’s By-Laws (the “By-Laws”).  The Nomination Letter has been delivered to the Corporate Secretary of the Company. As discussed with you earlier this week, Ramius has submitted the Nomination Letter to preserve its rights under the By-Laws to nominate directors for election to the CPI Board of Directors (the “CPI Board”) at the Annual Meeting and as a result of the CPI Board’s unwillingness to extend the nomination deadline.

Ramius continues to believe that it would be in the best interest of all parties involved that a mutually agreeable slate of directors be nominated for election at the Annual Meeting.  To such end, Ramius has proposed, and continues to propose, the following settlement offer to the CPI Board (“Proposed Settlement”) as follows:

(i)	Increase the size of the CPI Board to seven (7) members;
(ii)	Preserve Peter A. Feld’s re-nomination as an incumbent director for election at the Annual Meeting;
(iii)	Withdraw the Company’s re-nomination of one other incumbent director for election at the Annual Meeting; and
(iv)	Include in the Company’s slate of directors at the Annual Meeting two of the three highly qualified independent nominees that Ramius has included in its Nomination Letter.

In summary, this Proposed Settlement would result in a pro forma Board comprised of five incumbent directors and two newly elected, independent directors.

Ramius has been and continues to be prepared to engage in a meaningful and constructive dialogue with you and the Board in order to reach an amicable resolution.  Ramius firmly believes that its proposed nominees would bring substantial retail expertise to the CPI Board and greatly expand the skill sets available to oversee and govern the Company.

Notwithstanding the submission of the Nomination Letter, Ramius believes that the Proposed Settlement is preferable to a protracted election contest.  Should Ramius and CPI be unable to reach an agreement with regard to the slate of nominees at the 2009 Annual Meeting, Ramius must reserve all of its rights as a stockholder to move forward with soliciting proxies on behalf of its nominees.  However, in that case, Ramius will likely modify its slate so that the new, independent, director candidates, if elected, would constitute a minority of the re-constituted CPI Board.

Best regards,

/s/ Mark Mitchell

Mark Mitchell
Partner
RAMIUS LLC